KIRKLAND LAKE GOLD ANNOUNCES MANAGEMENT APPOINTMENTS
Toronto, Ontario - June 22, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced a number of management appointments intended to enhance the depth and effectiveness of the Company’s leadership team as it moves forward as a leading senior gold producer with industry-leading financial performance and strength. All appointments listed below are effective immediately.

Among the appointments:

▪	Greg Gibson joins the Company as Special Advisor to the CEO, Business Process Improvement;

▪	Natasha Vaz is promoted to Senior Vice President, Technical Services from her current position of Vice-President, Technical Services;

▪	Jennifer Wagner is promoted to Senior Vice President, Corporate Affairs, Legal Counsel and Corporate Secretary from Vice President, Legal;

▪	Mark Utting is promoted to Senior Vice President, Investor Relations from Vice President, Investor Relations;

▪	Mohammed Ali is promoted to Vice President, Environment from Director, Environmental Affairs, Canadian Operations;

▪	Duncan King is appointed Vice President, Canadian Operations from his current role of Vice President, Australian Operations on an interim basis;

▪
John Landmark and Brian Hagan are appointed Co-Leads of Australian Operations on an interim basis, from their current positions of Vice President, Human Resources and Vice President, Northern Territory Operations, respectively;

▪	David Londono is appointed Vice President, Special Projects from his current role of Mine General Manager, Detour Lake Mine; and

▪	Evan Pelletier is promoted to Vice President, Mining (Kirkland Lake) from General Manger, Mining (Kirkland Lake).
Tony Makuch, President and CEO, Kirkland Lake Gold commented: “The appointments announced today further enhance our management depth and effectiveness, place greater responsibilities where strong capabilities have been demonstrated and recognize the increased demands that have accompanied Kirkland Lake Gold’s emergence as a leading senior gold producer. We benefit from a strong and deep management team, which is important as we work to achieve continued operational excellence, superior financial results and strong value creation going forward. We are particularly pleased to welcome Greg Gibson to the Company. Greg brings extensive experience as a miner and mining executive, with significant involvement and a strong track record of performance at mines in Canada and Australia.”

Management Appointments
Greg Gibson joins the Company as Special Advisor to the CEO , Business Process Improvement. Mr. Gibson will support management as the Company works to complete the integration of Detour Lake Mine and invests to maximize the value of its high-quality assets. He brings to the Company more than 35 years of mining experience both as an executive and operator, with hands-on experience as a miner, mine manager, CEO and Director. He has been involved with several gold and copper mines in Canada, the United States and Australia, including successfully leading Sprott Mining Inc. as President and CEO, Trelawney Mining and Exploration as President, CEO and Director, and most recently serving as President and CEO of Bonterra Resources Inc.
Natasha Vaz is promoted to the position of Senior Vice President, Technical Services and Innovation. Ms. Vaz joined the Company in April 2019 as Vice-President, Technical Services. She is a Professional Engineer with over 18 years of experience, most recently serving as Vice-President, Technical Services for Tahoe Resources Inc., and prior to that with Lake Shore Gold Corp. In her new role, Ms. Vaz will continue to manage technical services within the Company as well as assume responsibility for the Business Innovation, Business Intelligence and IT departments, including cybersecurity and SAP reporting.

Jennifer Wagner is promoted to the position of Senior Vice President, Corporate Affairs, Legal Counsel and Corporate Secretary with responsibility for all corporate affairs functions, including sustainability, human resources, legal and compliance. Ms. Wagner has over 15 years of experience in the mining sector and, prior to joining the Company in July 2015 as Vice-President, Legal, served as legal counsel and corporate secretary for a number of TSX and TSXV-listed companies.
Mark Utting is promoted to the position of Senior Vice President, Investor Relations. Mr. Utting is a Chartered Financial Analyst who joined the Company in June 2017 as Vice President, Investor Relations. He brings more than 30 years of investor relations and corporate communications experience to his new role, mainly in the mining and financial services industries. Prior to joining the Company, he was Vice President, Investor Relations for Tahoe Resources Inc., and prior to that, worked in the same capacity for nine years at Lake Shore Gold Corp.
Mohammed Ali is promoted to the position of Vice President, Environment, with responsibility for managing environmental impacts on a company-wide basis. He will report directly to Jennifer Wagner. Mohammed joined the Company in October 2017 as Director, Environmental Affairs, Canadian Operations. He brings over 20 years of experience as an environmental, social and sustainability executive to his new role, including serving on numerous committees including the Green Mining Initiative, Canadian Institute of Mining, Canada Mining Innovation Council and Ontario Mining Association.
Duncan King is appointed to the position of Vice President, Canadian Operations with responsibility for the management of the Detour Lake Mine, the Macassa Mine and the Holt Complex. Mr. King is a highly-experienced miner, with over 30 years in the industry and a proven track record as an effective operator and developer of mines. He joined Kirkland Lake Gold in August 2016 as General Manager of Holt Complex and was subsequently promoted to Vice President, Mining (Kirkland Lake). Since March, he has served as Vice President, Australian Operations on an interim basis.
John Landmark and Brian Hagan are appointed to Co-Leads of Australian Operations on an interim basis. In their new roles, Mr. Landmark and Mr. Hagan will report to the CEO and will be based in the Melbourne office. Mr. Landmark joined the Company in January 2017 as Vice President, Exploration, Australia following the Company’s acquisition of Newmarket Gold, where he was functional head of Geology. He is a Geologist that brings over 30 years of industry experience to his new role, much of it in Australia working in a variety of capacities for Anglo American plc. Mr. Hagan joined Kirkland Lake Gold in July 2017 as Vice President, Health, Safety and Environment. In August 2019, he moved to Darwin to serve as Vice President, Northern Territory Operations in Australia. Mr. Hagan brings over 40 years of mining experience to his new role.
David Londono is appointed to Vice President, Special Projects, reporting to Natasha Vaz. Mr. Londono joined the Company from Detour Gold Corporation where he served most recently as Mine General Manager at Detour Lake Mine. He has over 30 years of experience in the mining industry, including significant work in the areas of mine management and optimization. In his new role, Mr. Londono will support efforts to evaluate projects and opportunities on a company-wide basis, with an initial focus on assessing the future of the Company’s Holt Complex.
Evan Pelletier is promoted to Vice President, Mining (Kirkland Lake), reporting to Duncan King. In his new role, Mr. Pelletier will be responsible for the operation and performance of the Macassa Mine. He joined Kirkland Lake Gold in September 2016 as Mine Superintendent at Macassa Mine and was subsequently promoted to General Manager, Mining (Kirkland Lake). He has over 25 years of mining experience, with much of his career being spent at mining operations in Northern Ontario.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold